Exhibit 99.1

Vermilion Energy Inc. Announces Filing of Annual Information Form and Annual Report

CALGARY, March 6, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) announces the filing of its Annual Information Form ("AIF") for the year ended December 31, 2014 on the System for Electronic Document Analysis and Retrieval ("SEDAR").  The AIF contains Vermilion's Statement of Reserves Data and Other Oil and Gas Information as required under National Instrument 51-101.  Vermilion has also filed its Annual Report which includes its audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2014, copies of which have also been separately filed on SEDAR.

These documents can be found on the SEDAR website at www.sedar.com and also on the Company's website at http://www.vermilionenergy.com/ir/reports-filings.cfm

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Western Canada, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Lorenzo Donadeo, Chief Executive Officer; Anthony Marino, President & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director - Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 09:00e 06-MAR-15